

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Steven B. Graham
Senior Vice President and Chief Accounting Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

      Re: The Wendy's Company
               Form 10-K for Fiscal Year Ended December 30, 2012
               Filed February 28, 2013
               File No. 001-02207

Dear Mr. Graham:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Lyn Shenk

               Lyn Shenk
               Branch Chief